EXHIBIT 3.1

AMENDMENT TO AMENDED AND RESTATED BYLAWS OF CHINA-BIOTICS, INC.

On September 22, 2008, Section 4.4 of the Amended and Restated Bylaws of China-Biotics, Inc., adopted as of March 22, 2006, was amended and now states, in its entirety:

Section 4.4 Quorum; Required Vote. A majority of the Whole Board shall constitute a quorum for the transaction of business at any meeting of the Board, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board, except as may be otherwise specifically provided by applicable law, the Certificate of Incorporation or these Bylaws. If a quorum shall not be present at any meeting, a majority of the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

Notwithstanding the foregoing provisions of this Section 4.4, a vote of the majority of the independent directors shall be required for the selection of director nominees for election at each annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors.